SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	July 24, 2003 at 10.00 GMT

Stora Enso Interim Review January – June 2003

Profitability reduced; cash earnings and balance sheet continue to be strong

Second Quarter Results

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s earnings per share were EUR 0.07 (EUR 0.10). Operating profit was EUR 106.7 (EUR 211.1) million, which is 49.5% less than in the previous quarter and 3.5% of sales. Profit before taxes and minority interests amounted to EUR 86.9 (EUR 129.3) million. There were no non-recurring items in the second quarter.

Sales of EUR 3 057.0 million were similar to the previous quarter’s EUR 3 099.1 million. Cash flow from ongoing operations was EUR 383.3 (EUR 469.7) million and cash flow after investing activities EUR 40.2 (EUR 255.9) million. Cash earnings per share were EUR 0.41 (EUR 0.43). Net financial items were EUR -11.3 (EUR -81.3) million. Market-related production curtailments totalled 200 000 tonnes (202 000 tonnes).

EUR million	2002	Q2/02	H1/02	H1/03	Q1/03	Q2/03

Sales	12 782.6	3 233.0	6 461.9	6 156.1	3 099.1	3 057.0

EBITDA(1)(2)	2 172.0	517.9	1 120.8	900.3	500.6	399.7

Operating profit(2)	926.5	190.2	464.2	317.8	211.1	106.7

Net non-recurring items	-1 078.1	51.6	51.6	—	—	—

Operating margin(2), %	7.2	5.9	7.2	5.2	6.8	3.5

Operating profit	-151.6	241.8	515.8	317.8	211.1	106.7

Profit before tax and minority interests(2)	734.9	154.6	395.1	216.2	129.3	86.9

Profit before tax and minority interests	-343.2	206.2	446.7	216.2	129.3	86.9

Net profit for the period	-222.2	138.0	299.0	141.6	85.3	56.3

EPS(2), Basic, EUR	0.57	0.12	0.30	0.16	0.10	0.07

EPS, Basic, EUR	-0.25	0.15	0.33	0.16	0.10	0.07

CEPS(2), EUR	1.97	0.48	1.03	0.84	0.43	0.41

ROCE(2), %	7.1	5.6	6.9	5.3	7.1	3.6

(1)    EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation

(2)    Excluding net non-recurring items

Outlook

Commenting on the market outlook, Stora Enso’s CEO Jukka Härmälä said, “Global economic activity remains muted. There has yet to be a sustained increase in advertising spending in Europe and it is difficult to predict when this will occur, but in North America there are signs that advertising spending is beginning to recover from the impact of the Iraq War. However, rising imports are affecting the supply and demand balance. In Asia SARS temporarily depressed the paper and board markets, but consumer confidence is now recovering.”

Prices for coated and uncoated fine papers and for coated magazine grades are continuing to decline gradually in Europe. In coated grades systemic overcapacity is the main cause of price weakness. The uncoated fine paper market is affected by seasonal weakness and increasing imports from Asia and South America attracted by the strong euro. Recovered-fibre-based packaging board grades are under price pressure in Europe, but timber product prices are expected to remain stable.

The prospect of continuing challenging market conditions is being addressed by intensifying existing cost-reduction programmes and exploring additional measures to improve competitiveness. Furthermore, the Group’s capital expenditure plans are being adjusted so as not to exceed the level of depreciation over the 2003/04 period, in order to maintain a healthy level of free cash flow while pursuing attractive investment opportunities.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.8 billion in 2002. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of paper and board annual production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

For further information, please contact:

Scott Deitz, Vice President, Investor Relations, Stora Enso North America, tel. 715 422 1521

Kari Vainio, EVP, Corporate Communications, tel. +44 7799 348 197

The full-length version of the Stora Enso interim review is available on the Stora Enso website at

www.storaenso.com/investors

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at

www.storaenso.com/images

Stora Enso’s third quarter results will be published on 23 October 2003.

Stora Enso Interim Review January – June 2003

Summary of Second Quarter Results*

•	Earnings per share were EUR 0.07; previous quarter EUR 0.10.
•	Operating profit was EUR 106.7 million; previous quarter EUR 211.1 million.
•	Profit before tax and minority items was EUR 86.9 million; previous quarter EUR 129.3 million.
•	Sales were EUR 3 057.0 million; previous quarter EUR 3 099.1 million.
•	Cash earnings per share were 0.41; previous quarter EUR 0.43.

*  There were no non-recurring items in the first and second quarters of 2003.

Global markets for forest industry products were depressed by subdued economic activity and geopolitical factors, which particularly affected demand for advertising-driven paper grades. The direct and indirect effects of the decline in the US dollar also made the financial results for the second quarter of 2003 weaker than anticipated.

In Europe continuing overcapacity in some product areas aggravated the effects of economic weakness, so order levels were moderate and some prices declined. The lower value of the US dollar, particularly relative to the euro, depressed margins, both directly on overseas exports and indirectly by increasing competition. Costs associated with the annual Midsummer holiday shutdowns at the Group’s Nordic mills also reduced profitability, especially in Finland.

The trend of improving market conditions in North America was halted during the quarter, mainly because of the effects of the Iraq War on advertising spending and hence paper demand. At the same time, imports from Asia and Europe increased. The resulting adverse supply and demand balance depressed capacity utilisation rates and made it difficult to implement fully the previously announced product price increases.

Production was curtailed by adjustments to market demand, in addition to seasonal downtime. Market-related production curtailments totalled 200 000 tonnes, 42 000 tonnes in North America and 158 000 tonnes in Europe. This compares with the previous quarter’s total of 202 000 tonnes, comprising 7 000 tonnes in North America and 195 000 tonnes in Europe.

Paper and board deliveries totalled 3 354 000 tonnes, which is 59 000 tonnes more than the previous quarter’s 3 295 000 tonnes. Production volumes totalled 3 315 000 tonnes (3 421 000 tonnes). Deliveries of wood products totalled 1 644 000 cubic metres, compared with the previous quarter’s 1 283 000 cubic metres, reflecting the consolidation of Stora Enso Timber AS (Sylvester AS) in Estonia.

EUR million	2002	Q2/02	H1/02	H1/03	Q1/03	Q2/03

Sales	12 782.6	3 233.0	6 461.9	6 156.1	3 099.1	3 057.0

EBITDA(1)(2)	2 172.0	517.9	1 120.8	900.3	500.6	399.7

Operating profit(2)	926.5	190.2	464.2	317.8	211.1	106.7

Net non-recurring items	-1 078.1	51.6	51.6	—	—	—

Operating margin(2), %	7.2	5.9	7.2	5.2	6.8	3.5

Operating profit	-151.6	241.8	515.8	317.8	211.1	106.7

Profit before tax and minority interests(2)	734.9	154.6	395.1	216.2	129.3	86.9

Profit before tax and minority interests	-343.2	206.2	446.7	216.2	129.3	86.9

Net profit for the period	-222.2	138.0	299.0	141.6	85.3	56.3

EPS(2), Basic, EUR	0.57	0.12	0.30	0.16	0.10	0.07

EPS, Basic, EUR	-0.25	0.15	0.33	0.16	0.10	0.07

CEPS(2), EUR	1.97	0.48	1.03	0.84	0.43	0.41

ROCE(2), %	7.1	5.6	6.9	5.3	7.1	3.6

(1)  EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation

(2)  Excluding net non-recurring items

Second Quarter Results (compared with previous quarter)

Earnings per share were EUR 0.07 (EUR 0.10). The main impacts on EPS were EUR -0.05 due to lower sales prices, EUR -0.05 due to increased fixed costs and EUR +0.05 due to decreased financing costs.

Operating profit was EUR 106.7 (EUR 211.1) million, which is 49.5% less than in the previous quarter and 3.5% of sales. Operating profits declined in all paper and board product areas and in Merchants, but improved slightly in Timber Products, because of the consolidation of Stora Enso Timber AS (Sylvester AS); Forest Operations remained unchanged.

Operating profit was lower largely because sales prices and production volumes decreased and costs increased, mainly due to Midsummer shutdowns. Released hedging contracts, especially in the US dollar and British pound, had a positive impact of EUR 34.8 million on operating profit.

Profit before taxes and minority interests amounted to EUR 86.9 (EUR 129.3) million.

Sales of EUR 3 057.0 million were similar to the previous quarter’s EUR 3 099.1 million.

Net financial items were EUR -11.3 (EUR -81.3) million. Net interest expenses amounted to EUR -51.5 (EUR -34.6) million and net foreign exchange gains came to EUR 7.9 (EUR 2.9) million. Other financial items totalled EUR 32.3 (EUR -49.6) million, mostly due to non-cash valuations of synthetic option hedging instruments and other derivatives.

The share of associated company results amounted to EUR -8.5 (EUR -0.5) million. Net taxes totalled EUR -28.3 (EUR -40.8) million, equivalent to a tax rate of 32.6% (31.6%). The minority interest in profits was EUR -2.3 (EUR -3.2) million, leaving a net profit for the period of EUR 56.3 (EUR 85.3) million.

The return on capital employed was 3.6% (7.1%). Capital employed was EUR 12 046.2 million at the end of the period, a net increase of EUR 50.7 million. The currency effect on capital employed was EUR -111.7 million.

The results for the second quarter include the effects of biological transformation (growth and price) amounting to EUR 30.8 million and biological produce (harvesting) amounting to EUR -28.3 million, resulting in a net impact of EUR 2.5 million.

Capital Structure

EUR million	31.12.2002	IAS 41 Adjustment	1.1.2003	30.6.2002	31.3.2003	30.6.2003

Fixed assets	12 089.4	866.2	12 955.6	13 992.1	12 906.5	12 866.7

Working capital	1 182.2		1 182.2	1 172.3	1 231.0	1 244.5

Operating Capital	13 271.6	866.2	14 137.8	15 164.4	14 137.5	14 111.2
Net tax liabilities	-2 029.2	-243.3	-2 272.5	-2 174.6	-2 142.0	-2 065.0

Capital Employed	11 242.4	622.9	11 865.3	12 989.8	11 995.5	12 046.2

Shareholders’ equity	8 156.9	622.9	8 779.8	8 827.1	8 187.0	8 135.4
Minority interests	30.4		30.4	50.0	45.1	48.9
Interest-bearing net liabilities	3 055.1		3 055.1	4 112.7	3 763.4	3 861.9

Financing Total	11 242.4	622.9	11 865.3	12 989.8	11 995.5	12 046.2

Financing

Cash flow from ongoing operations was EUR 383.3 (EUR 469.7) million and cash flow after investing activities EUR 40.2 (EUR 255.9) million. Cash earnings per share were EUR 0.41 (EUR 0.43).

At the end of the period, interest-bearing net liabilities were EUR 3 861.9, up EUR 98.5 million on the end of the previous quarter. Currency effects decreased interest-bearing net liabilities by EUR 125.6 million. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 2.8 billion.

The debt/equity ratio at 30 June 2003 was 0.47 (0.46) and equity per share EUR 9.63 (EUR 9.53). The currency effect on equity was EUR -31.2 million, net of the hedging of equity translation risks. Share buy-backs decreased equity by EUR 131.3 million in the second quarter. During the current share buy-back authorisation, effective since 20 March 2003, 16 706 100 R shares were purchased at an average price of EUR 9.24 and 3 300 A shares at an average price of EUR 9.14. This represents just under 50% of the current authorisation as regards R shares.

Quarterly Change in Interest-bearing Net Liabilities

EUR million	Cash Flow, Ongoing Operations	Acquisitions and Disposals	Structural Changes	Translation Difference	Balance Sheet Impact

Operating profit	104.2		2.5		106.7

Adjustments	288.0				288.0
Change in working capital	-8.9	-6.5		1.9	-13.5

Cash Flow from Operations	383.3	-6.5	2.5	1.9	381.2
Capital expenditure	-324.1				-324.1

Acquisitions	0.0	-34.5			-34.5

Disposals	2.0				2.0

Other change in fixed assets	-21.0		-2.5	131.9	108.4

Cash Flow after Investing Activities	40.2	-41.0	0.0	133.8	133.0

Net financing items (incl. associated companies)	-19.8				-19.8

Taxes paid	-81.9	-1.3		-22.1	-105.3

Repurchase of own shares	-131.3				-131.3

Other change in shareholders’ equity and minority interests	11.6	-0.6		13.9	24.9

Change in Interest-bearing Net Liabilities	-181.2	-42.9	0.0	125.6	-98.5

Capital Expenditure for the second quarter and for January – June

Capital expenditure for the second quarter totalled EUR 324.1 million, giving a total for the first six months of EUR 559.9 million, which was EUR 37.5 million more than depreciation. This was partly a result of some capital expenditure carry over from 2002.

The main project in January – June was the new paper machine 4 at Langerbrugge in Belgium (EUR 125.2 million), which started production in May; the project was completed at the end of June. Other major projects were rebuilding paper machine 6 at Maxau in Germany (EUR 22.9 million) and paper machine 3 at Veitsiluoto in Finland (EUR 20.5 million), phase 1 of rebuilding paper machine 26 at Biron in the USA (EUR 13.3 million), rebuilding of paper machine 2 at Kotka in Finland (EUR 12.2 million) and folding boxboard improvements at Baienfurt in Germany (EUR 12.1 million).

January – June Results (compared with the same period in 2002)

Sales decreased by EUR 305.8 million to EUR 6 156.1 million, a decline of 4.7% mainly due to reduced prices and volumes, especially in paper products.

Operating profit excluding non-recurring items decreased by EUR 146.4 million, or 31.5%. Profits were lower than in the first six months last year in all business segments except Forest Operations, which was affected by the adoption of IAS 41.

Released hedging contracts, especially in the US dollar and British pound, had a positive impact of EUR 61.5 million on operating profit.

Profit before taxes and minority interests excluding non-recurring items decreased by EUR 178.9 million to EUR 216.2 million.

Excluding non-recurring items, earnings per share were EUR 0.16 (EUR 0.30) and the return on capital employed was 5.3% (6.9%). There were no non-recurring items in the first six months this year as compared with EUR 51.6 million in the same period last year.

Stora Enso North America (January – June)

Following a relatively good start to the year, print media advertising weakened in the second quarter, mainly because of the economic effects of the Iraq War, so demand for printing paper in North America was lower than at the end of 2002. Downtime in magazine paper increased as demand weakened and imports increased. Energy prices rose. The decline in the US dollar also adversely affected the profitability of the Canadian operations. Previously announced price increases were only partially implemented. Consequently, the Division’s business results were below expectation and unsatisfactory.

Operating loss for the period was USD 98 (EUR 87) million, compared with a loss of USD 50 (EUR 52.9) million during the second half of 2002 and USD 105 (EUR 117) million during the first half of last year, all before goodwill amortisation, impairment charges and non-recurring items. Operating cash flow after investing activities was a negative USD 71 (EUR 64) million, compared with positive cash flows of USD 113 (EUR 119.5) million during the second half of 2002 and USD 25 (EUR 26.5) million during the first half of 2002, all before non-recurring items. Capital expenditure for the period was USD 74 (EUR 67) million.

Market-related downtime totalled 49 000 tonnes during the period, primarily in magazine and speciality papers, compared with 39 000 tonnes during the second half of last year and 194 000 tonnes during the first half of 2002.

Stora Enso North America’s Profit Enhancement Programme, first announced in August 2002, is proceeding as forecast. Rebuilding of paper machines 96 at Kimberly and 26 at Biron ended successfully on schedule during the second quarter of 2003. Additionally paper machine 12 at Wisconsin Rapids was closed in 2002 and 24 at Biron will be closed by the end of 2003. The Profit Enhancement Programme is on schedule for completion by 2005 and is expected to have a positive impact of EUR 0.05 on the Group’s EPS, once the full effect is realised (from 2005 onwards).

The Division has implemented major cost cutting initiatives during the past three years, including a reduction of 20% in the workforce and the permanent closure of unprofitable machines and related operations, but its fixed costs are still too high. A detailed review of the Division’s entire fixed cost structure is under way, the intention being to expand the current Profit Enhancement Programme to include additional cost-cutting steps. Details of these measures will be announced before the end of the third quarter 2003.

Changes in the Management Group

In May Elisabet Salander Björklund became Executive Vice President and head of Wood Supply Europe, and joined Stora Enso’s Management Group.

Second Quarter Events 2003

In May the associated company Veracel, a joint venture of Stora Enso and Aracruz Celulose, decided to invest USD 870 million in the construction of a 900 000 tonnes per year eucalyptus pulp mill at Eunápolis in the state of Bahia, Brazil. Stora Enso has a 50% stake in the project, is responsible for 50% of the financing, and will be entitled to half of the mill’s output. The pulp mill is expected to be completed in mid 2005.

Share Capital and Ownership

The Annual General Meeting (AGM) of the Company on 20 March 2003 decided to allow shareholders to request at any time that the Company convert their A shares into R shares.

During the period a total of 16 118 A shares were converted into R shares. The shares were recorded in the Finnish Trade Register on 16 June and trading in the new shares started on 17 June. Following this conversion, the Company has 182 206 767 A shares and 681 980 732 R shares in issue.

An additional 864 000 new R shares are subscribable against warrants outstanding.

On 30 June 2003 Stora Enso had a total of 864 187 499 shares in issue, of which the Company held 3 300 A shares and 19 421 920 R shares with a nominal value of EUR 33.0 million; these represented 2.2% of the share capital and 0.8% of the voting rights. On 30 June 2003 the registered share capital of the Company was EUR 1 469.1 million.

Shareholders’ equity amounted to EUR 8.1 billion, compared with a market capitalisation on the Helsinki Exchanges on 30 June 2003 of EUR 8.4 billion.

Outlook

Global economic activity remains muted. There has yet to be a sustained increase in advertising spending in Europe and it is difficult to predict when this will occur, but in North America there are signs that advertising spending is beginning to recover from the impact of the Iraq War. However, rising imports are affecting the supply and demand balance. In Asia SARS temporarily depressed the paper and board markets, but consumer confidence is now recovering.

Prices for coated and uncoated fine papers and for coated magazine grades are continuing to decline gradually in Europe. In coated grades systemic overcapacity is the main cause of price weakness. The uncoated fine paper market is affected by seasonal weakness and increasing imports from Asia and South America attracted by the strong euro. Recovered-fibre-based packaging board grades are under price pressure in Europe, but timber product prices are expected to remain stable.

The prospect of continuing challenging market conditions is being addressed by intensifying existing cost-reduction programmes and exploring additional measures to improve competitiveness. Furthermore, the Group’s capital expenditure plans are being adjusted so as not to exceed the level of depreciation over the 2003/04 period in order to maintain a healthy level of free cash flow while pursuing attractive investment opportunities.

This report is unaudited.

Helsinki, 24 July 2003

Stora Enso Oyj

Board of Directors

Segments (compared with the previous quarter)

The financial figures reflect the organisational change that came into effect on 1 May 2003.

Publication Paper

EUR million	2002	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Change Q2/Q1%

Sales	4 715.6	1 189.4	1 143.4	1 159.7	1 223.1	1 058.3	1 042.8	-1.5

Operating profit	320.1	104.4	63.4	84.1	68.2	36.4	-5.2	-114.3

% of sales	6.8	8.8	5.5	7.3	5.6	3.4	-0.5

ROOC, %*	7.5	9.2	5.7	7.9	7.0	3.7	-0.5

Deliveries, 1 000 t	6 807	1 638	1 636	1 703	1 830	1 654	1 678	1.5

Production volumes, 1 000 t	6 796	1 686	1 651	1 745	1 714	1 739	1 663	-4.4

*  ROOC = 100% x Operating profit/Operating capital

Publication paper sales were EUR 1 042.8, down 1.5% on the previous quarter mainly due to diversion of output to lower-margin overseas sales. There was an operating loss of EUR 5.2 million, a decline of EUR 41.6 million compared with the previous quarter as the annual Midsummer holiday shutdowns reduced production volumes, sales prices decreased and exchange rates were unfavourable. Market-related production curtailments totalled 114 000 tonnes (116 000 tonnes) in Europe and 29 000 tonnes (7 000 tonnes) in North America.

In Europe demand for newsprint and uncoated magazine paper remained at the previous year’s levels. Demand for coated magazine paper was somewhat higher than last year. Direct and indirect effects of the stronger euro depressed revenues. Producer inventories are still high, particularly in magazine paper, but customer inventories are normal. Demand for uncoated magazine paper is expected to be much the same as in the second quarter and uncoated magazine paper prices should remain stable at low levels. Pressure on prices will persist in coated grades due to overcapacity.

In North America demand for magazine paper was weak in the second quarter, but there were signs of an improvement toward the end of the quarter due to an upturn in print media advertising. Deliveries of coated magazine paper were lower than in the first quarter of 2003 and the second quarter of 2002. There was some improvement in light-weight coated paper (LWC) prices. In super-calendered (SC) papers demand and prices were stable. The price increases announced for magazine paper were only partially implemented during the second quarter, because imports continued to flow into the USA from overseas. The decline in the US dollar also adversely affected the profitability of the Canadian operations. Producer inventories were slightly higher than a year ago, but customer inventories were low.

Fine Paper

EUR million	2002	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Change Q2/Q1%

Sales	3 427.4	909.2	873.6	832.4	812.2	852.3	793.9	-6.9

Operating profit	303.7	95.1	78.1	75.6	54.9	81.3	40.9	-49.7

% of sales	8.9	10.5	8.9	9.1	6.8	9.5	5.2

ROOC, %*	7.7	9.1	7.8	7.9	6.0	8.8	4.5

Deliveries, 1 000 t	3 432	874	866	859	833	885	895	1.1

Production volumes, 1 000 t	3 477	888	866	876	847	894	889	-0.6

*  ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 793.9 million, 6.9% down on the previous quarter due to lower prices. Operating profit was EUR 40.9 million, down 49.7% on the previous quarter for the same reason. Market-related production curtailments totalled 19 000 tonnes (64 000 tonnes) in Europe and 13 000 tonnes (0 tonnes) in North America.

In Europe orders for coated fine paper were higher than in the previous quarter due to lower-margin overseas deliveries. Distributor stocks have increased slightly to normal levels, but as price pressure persists, producer stocks will remain high until market balance is restored.

Demand for uncoated fine paper declined during the quarter following the normal seasonal pattern and economic weakness. Order books have remained good, partly owing to increased overseas exports, but the cut-size sector in Europe has weakened, putting pressure on prices. Stock levels are normal at producers and distributors.

In North America coated fine paper demand was unchanged. No significant downtime was taken during the quarter and prices remained stable, although the previously announced price increases were not implemented. Producer inventories continued to increase to levels higher than a year ago, especially in sheets, while customer inventories were reported to be moderate. Forecasts for fine paper demand remain optimistic for the seasonally strong third quarter.

Globally, the demand for speciality papers has been stable. Prices in Europe have been steady, but competitive pressure in North America has depressed prices and production volumes, necessitating downtime.

Packaging Boards

EUR million	2002	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Change Q2/Q1%

Sales	2 720.2	681.3	696.4	675.9	666.6	699.0	711.4	1.8

Operating profit	354.7	98.6	65.7	110.8	79.6	90.5	66.6	-26.4

% of sales	13.0	14.5	9.4	16.4	11.9	12.9	9.4

ROOC, %*	13.5	14.7	10.0	17.0	12.2	13.9	10.2

Deliveries, 1 000 t	2 909	711	749	734	715	756	781	3.3

Production volumes, 1 000 t	2 973	751	742	740	741	788	763	-3.1

*  ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 711.4 million, up 1.8% on the previous quarter. Seasonally higher deliveries were offset by the strengthening of the euro. Operating profit was EUR 66.6 million, down 26.4% on the previous quarter because of direct and indirect currency effects on prices, lower production mainly due to seasonal stoppages, and higher maintenance and other costs related to the shutdowns. Market-related production curtailments totalled 25 000 tonnes (15 000 tonnes), the largest increases being in products with the greatest Asian exposure.

Demand was stable for most packaging boards, but prices declined in some grades. Markets for recovered-fibre-based grades such as coreboard, paper cores and white lined chipboard (WLC) are sluggish and there is price pressure also in containerboards. Prices for cartonboard and laminating paper in the Americas and Asia declined in euro terms.

Demand and prices are generally expected to remain stable in the near future but with a seasonal weakening in the last quarter in certain areas. Some market-related downtime is expected due to the weak US dollar, which decreases the competitiveness of European suppliers relative to US suppliers in the Americas and Asia.

Timber Products

EUR million	2002	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Change Q2/Q1%

Sales	1 235.2	286.1	320.8	314.1	314.2	316.5	385.6	21.8

Operating profit	46.8	11.2	14.1	9.7	11.8	7.3	15.2	108.2

% of sales	3.8	3.9	4.4	3.1	3.8	2.3	3.9

ROOC, %*	11.1	10.2	13.4	9.2	11.2	6.1	10.9

Deliveries, 1 000 m3	5 112	1 203	1 344	1 252	1 313	1 283	1 644	28.2

Production volume, 1 000 m3	5 157	1 235	1 288	1 277	1 357	1 406	1 648

*  ROOC = 100% x Operating profit/Operating capital

Timber sales were EUR 385.6 million, up 21.8% on the previous quarter. Operating profit was EUR 15.2 million, an increase of EUR 7.9 million mainly reflecting the first full quarter of consolidation of Stora Enso Timber AS (Sylvester AS) in Estonia. The results were affected by unfavourable trends in prices and exchange rates, especially relative to the US dollar and Japanese yen.

Softwood consumption is still strong in all the main markets, but increased supply and marginally decreased consumption in Western Europe have affected the market balance, putting heavy pressure on the whitewood market and leading to production curtailments. Market confidence has improved slightly in Japan and North Africa. In the USA capacity curtailments have resulted in small price increases.

Profitability is not expected to improve in whitewood in the second half of the year, but prices should bottom out. Supply restrictions should keep the redwood business at current levels for the rest of the year.

Merchants

Sales were EUR 155.4 million, 11.8% down on the previous quarter mainly due to low demand and fierce competition in merchant markets. There was an operating loss of EUR 1.2 million, compared with a profit of EUR 1.5 million in the previous quarter.

Prices remain under pressure and demand from the printing industry is low.

Forest

Forest sales were EUR 526.7 million and operating profit was EUR 34.0 million. The IAS accounting changes in the net value of forest assets had a positive impact of EUR 2.7 million on operating profit.

Deliveries in Finland, Sweden and Germany totalled 10.9 million cubic metres (solid wood under bark), 1% down on the previous quarter.

Imports were 27% up on the previous quarter with the ending of the ice problem in the Baltic Sea.

Financials

Key Ratios	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03	Q2/03

Earnings per share (basic), EUR	0.18	0.15	-1.12	0.54	-0.25	0.10	0.07

Earnings per share excl. non-recurring items, EUR	0.18	0.12	0.15	0.12	0.57	0.10	0.07

Cash earnings per share (CEPS), EUR	0.55	0.52	0.50	0.81	2.49	0.43	0.41
CEPS excl. non-recurring items, EUR	0.55	0.48	0.51	0.44	1.97	0.43	0.41

Return on capital employed (ROCE), %	7.8	7.1	-30.0	10.6	-1.6	7.1	3.6

ROCE excl. non-recurring items, %	7.8	5.6	7.9	7.1	7.1	7.1	3.6

Return on equity (ROE), %	7.2	6.2	-45.2	23.7	-3.3	4.2	2.9

Debt/equity ratio	0.59	0.46	0.53	0.37	0.37	0.46	0.47

Equity per share, EUR	9.81	9.87	8.69	9.36	9.36	9.53	9.63

Equity ratio, %	42.7	45.2	42.6	45.0	45.0	43.9	44.5

Operating profit, % of sales	8.5	7.5	-31.3	9.5	-1.2	6.8	3.5

Operating profit excl. non-recurring items, % of sales	8.5	5.9	8.2	6.4	7.2	6.8	3.5

Capital expenditure, EUR million	155.0	183.0	208.1	331.4	877.6	235.8	324.1

Capital expenditure, % of sales	4.9	5.7	6.7	10.3	6.9	7.6	10.6

Capital employed, EUR million	14 110	12 990	11 816	11 242	11 242	11 996	12 046

Interest-bearing net liabilities, EUR million	5 263	4 113	4 115	3 055	3 055	3 763	3 862

Average number of employees	42 572	43 568	43 757	43 853	43 853	43 386	44 506

Average number of shares (million)

– periodic	896.9	896.5	888.5	876.8	889.6	866.2	852.9

– cumulative	896.9	895.8	894.0	889.6	889.6	866.2	859.5

– cumulative, diluted	897.8	896.8	894.9	890.4	890.4	866.4	860.5

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate

	31 Dec 2002	30 Jun 2003	31 Dec 2002	30 Jun 2003

SEK	9.1528	9.2488	9.1551	9.1611

USD	1.0487	1.1427	0.9455	1.1055

GBP	0.6505	0.6932	0.6285	0.6859

CAD	1.6550	1.5506	1.4836	1.6040

Condensed Consolidated Income Statement

EUR million	2002	H1/2002	H1/2003

Sales	12 782.6	6 461.9	6 156.1

Expenses less other operating income	-8 210.3	-4 123.6	-4 117.6

Personnel expenses	-2 282.0	-1 165.9	-1 138.2

Depreciation, amortisation and impairment charges	-2 441.9	-656.6	-582.5

Operating Profit	-151.6	515.8	317.8	*

Share of results of associated companies	14.6	20.1	-9.0

Net financial items	-206.2	-89.2	-92.6

Profit before Tax and Minority Interests	-343.2	446.7	216.2

Income tax expense	120.9	-147.7	-69.1

Profit after Tax	-222.3	299.0	147.1

Minority interests	0.1	0.0	-5.5

Net Profit for the Period	-222.2	299.0	141.6

Key Ratios

Basic earnings per share, EUR	-0.25	0.33	0.16

Diluted earnings per share, EUR	-0.25	0.33	0.16

*  The results for the first half of 2003 include the effects of biological transformation (growth and price) amounting to EUR 61.5 million and biological produce (harvesting) amounting to EUR -52.5 million, resulting in a net effect of EUR 9.0 million.

Condensed Consolidated Cash Flow Statement

EUR million	2002	H1/2002	H1/2003

Cash Flow from Operating Activities

Operating profit	-151.6	515.8	317.8

Adjustments	2 256.2	572.2	563.6

Change in net working capital	-52.1	25.2	-33.3

Change in short-term interest-bearing receivables	-495.1	-2.4	645.9

Cash Flow Generated by Operations	1 557.4	1 110.8	1 494.0

Net financial items	-69.1	-118.8	-75.6

Income taxes paid	-62.1	-171.9	-177.3

Net Cash Provided by Operating Activities	1 426.2	820.1	1 241.1

Acquisitions	-56.3	-32.8	-159.2

Proceeds from sale of fixed assets and shares	751.0	189.8	8.7

Capital expenditure	-877.6	-338.1	-559.9

Proceeds from the long-term receivables, net	-74.4	-20.5	0.4

Net Cash Used in Investing Activities	-257.3	-201.6	-710.0

Cash Flow from Financing Activities

Change in long-term liabilities	-487.6	-540.6	-542.5

Change in short-term borrowings	-56.3	207.2	775.2

Dividends paid	-403.6	-403.6	-387.7

Purchase of own shares	-286.9	-39.2	-245.9

Net Cash Used in Financing Activities	-1 234.4	-776.2	-400.9

Net Increase in Cash and Cash Equivalents	-65.5	-157.7	130.2

Cash and bank in acquired companies	—	—	4.2

Translation differences on cash holdings	-13.0	-7.1	-4.3

Cash and bank at the beginning of period	247.0	247.0	168.5

Cash and Cash Equivalents at Period End	168.5	82.2	298.6

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2002	H1/2002	H1/2003

Carrying value at 1 January	14 701.2	14 701.2	12 807.1	*

Acquisition of subsidiary companies	150.4	32.8	202.8

Additions	877.6	338.1	559.9

Disposals	-571.1	—	-3.6

Depreciation/amortisation, impairment and other movements	-3 217.2	-1 260.9	-847.8

Balance Sheet Total	11 940.9	13 811.2	12 718.4

Acquisitions of Subsidiary Companies

Property, plant and equipment	150.4	6.3	104.7

Borrowings	-71.1	—	-94.9

Other assets, less liabilities	-23.0	—	22.3

Fair value of net assets	56.3	6.3	32.1

Goodwill	—	26.5	98.1

Total Purchase Consideration	56.3	32.8	130.2

*	Includes the initial IAS 41 valuation of forest of EUR 866.2 million

Borrowings

EUR million	2002	H1/2002	H1/2003

Non-current borrowings	4 525.2	4 662.2	4 168.9

Current borrowings	650.4	1 068.8	1 240.2

	5 175.6	5 731.0	5 409.1

Carrying value at 1 January	6 409.5	6 409.5	5 175.6

Debt acquired with new subsidiaries	71.1	—	94.9

Proceeds from /— payments of borrowings (net)	-662.4	-171.9	354.6

Translation difference and other	-642.6	-506.6	-215.9

Total Borrowings	5 175.6	5 731.0	5 409.1

Condensed Consolidated Balance Sheet

Assets

EUR million		31 Dec 2002	IAS 41 Adjustment	1 Jan 2003	30 Jun 2002	30 Jun 2003

Fixed Assets and Other Long-term Investments

Property, plant & equipment, intangibles and goodwill	O	11 940.9	866.2	12 807.1	13 811.2	12 718.4

Unlisted shares	O	148.5		148.5	180.9	148.3

Investment in associated companies	I	211.7		211.7	194.1	209.4

Listed securities	I	169.2		169.2	196.2	162.9

Non-current loan receivables	I	480.6		480.6	475.0	485.7

Deferred tax assets	T	52.7		52.7	30.0	52.9

Other non-current assets	O	241.1		241.1	228.0	202.0

		13 244.7	866.2	14 110.9	15 115.4	13 979.6

Current Assets

Inventories	O	1 565.0		1 565.0	1 571.2	1 658.6

Tax receivables	T	243.1		243.1	292.3	254.6

Short-term receivables	O	1 902.4		1 902.4	1 919.3	1 821.4

Current portion of loan receivables	I	1 090.5		1 090.5	670.8	390.6

Cash and cash equivalents	I	168.5		168.5	82.2	298.6

		4 969.5	—	4 969.5	4 535.8	4 423.8

Total assets		18 214.2	866.2	19 080.4	19 651.2	18 403.4

Shareholders’ Equity and Liabilities

EUR million		31 Dec 2002	IAS 41 Adjustment	1 Jan 2003	30 Jun 2002	30 Jun 2003

Shareholders’ Equity		8 156.9	622.9	8 779.8	8 827.1	8 135.4

Minority Interests		30.4		30.4	50.0	48.9

Long-term Liabilities

Pension provisions	O	747.0		747.0	750.7	736.9

Deferred tax liabilities	T	1 787.3	243.3	2 030.6	1 918.1	1 859.2

Other provisions	O	194.5		194.5	158.6	174.7

Long-term debt	I	4 525.2		4 525.2	4 662.2	4 168.9

Other long-term liabilities	O	36.9		36.9	30.6	26.7

		7 290.9	243.3	7 534.2	7 520.2	6 966.4

Current Liabilities

Interest-bearing liabilities	I	650.4		650.4	1 068.8	1 240.2

Tax liabilities	T	537.7		537.7	578.8	513.3

Other current liabilities	O	1 547.9		1 547.9	1 606.3	1 499.2

		2 736.0	—	2 736.0	3 253.9	3 252.7

Total Liabilities		10 026.9	243.3	10 270.2	10 774.1	10 219.1

Total Shareholders’ Equity and Liabilities		18 214.2	866.2	19 080.4	19 651.2	18 403.4

Items	designated with “O” are included in operating capital.
Items	designated with “I” are included in interest-bearing net liabilities.
Items	designated with “T” are included in the tax liability.

Statement of Changes in Shareholders’ Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total

Balance at 1 January 2002	1 541.5	1 639.5	-125.5	58.6	-50.1	5 925.0	8 989.0

Repurchase of Stora Enso Oyj shares	—	—	-286.8	—	—	—	-286.8

Cancellation of Stora Enso Oyj shares	-13.8	-83.6	97.4	—	—	—	—

Dividend (EUR 0.45 per share)	—	—	—	—	—	-403.6	-403.6

Share issue	1.9	-1.9	—	—	—	—	—

Net loss for the period	—	—	—	—	—	-222.2	-222.2

OCI entries	—	—	—	174.8	—	—	174.8

Translation adjustment	—	—	—	—	-94.3	—	-94.3

Balance at 31 December 2002	1 529.6	1 554.0	-314.9	233.4	-144.4	5 299.2	8 156.9

Effect of adopting IAS 41	—	—	—	—	—	622.9	622.9

Balance at 1 January 2003 (restated)	1 529.6	1 554.0	-314.9	233.4	-144.4	5 922.1	8 779.8

Repurchase of Stora Enso Oyj shares	—	—	-246.0	—	—	—	-246.0

Cancellation of Stora Enso Oyj shares	-60.5	-371.5	376.0	—	56.0	—	0.0

Dividend (EUR 0.45 per share)	—	—	—	—	—	-387.7	-387.7

Net profit for the period	—	—	—	—	—	141.6	141.6

OCI entries	—	—	—	-121.1	—	—	-121.1

Translation adjustment	—	—	—	—	-29.8	-1.4	-31.2

Balance at 30 June 2003	1 469.1	1 182.5	-184.9	112.3	-118.2	5 674.6	8 135.4

CTA	= Cumulative Translation Adjustment
OCI	= Other Comprehensive Income

Commitments and Contingencies

EUR million	31 Dec 2002	30 Jun 2002	30 Jun 2003

On own Behalf

Pledges given	0.8	18.7	0.8

Mortgages	111.4	264.0	105.3

On Behalf of Associated Companies

Mortgages	1.0	1.0	1.0

Guarantees	59.3	66.4	52.2

On Behalf of Others

Pledges given	0.3	0.3	2.6

Mortgages	0.0	93.3	4.8

Guarantees	16.8		16.9

Other Commitments, Own

Leasing commitments, in next 12 months	41.5	40.7	37.5

Leasing commitments, after next 12 months	237.2	250.0	213.5

Pension liabilities	2.7	2.2	3.0

Other commitments	71.5	92.7	72.0

Total	542.5	829.3	509.6

Pledges given	1.1	19.0	3.4

Mortgages	112.4	265.0	111.1

Guarantees	76.1	159.7	69.1

Leasing commitments	278.7	290.7	251.0

Pension liabilities	2.7	2.2	3.0

Other commitments	71.5	92.7	72.0

Total	542.5	829.3	509.6

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 2002	30 Jun 2002	30 Jun 2003

	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values

Interest rate swaps	202.8	86.9	163.1	1.7	161.4

Interest rate options	0.0	2.2	0.0	0.0	0.0

Cross-currency swaps	-21.6	-27.4	2.3	16.4	-14.1

Forward contracts	180.3	423.7	89.8	45.3	44.5

FX Options	0.0	0.0	0.9	3.7	-2.8

Commodity contracts	252.4	30.6	96.1	0.5	95.6

Equity swaps	-55.5	8.2	0.0	60.7	-60.7

Total	558.4	524.2	352.2	128.3	223.9

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 2002	30 Jun 2002	30 Jun 2003

Interest Rate Derivatives

Interest rate swaps

Maturity under 1 year	109.3	109.9	49.4

Maturity 2-5 years	922.8	837.8	755.8

Maturity 6-10 years	1 088.1	1 213.6	795.5

Maturity over 10 years	—	22.6	—

	2 120.2	2 183.9	1 600.7

Interest rate options	—	300.1	—

Total	2 120.2	2 484.0	1 600.7

Foreign Exchange Derivatives

– Cross-currency swap agreements	216.5	223.8	166.1

– Forward contracts	3 902.4	5 542.0	3 935.2

– FX Options	—	10.1	487.9

Total	4 118.9	5 775.9	4 589.2

Commodity derivatives

Commodity contracts	538.6	416.1	586.9

Total	538.6	416.1	586.9

Equity swaps

Equity swaps	216.5	214.8	311.9

Total	216.5	214.8	311.9

Sales by Product Area

EUR million	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03	Q2/03

Publication Paper	5 414.4	1 189.4	1 143.4	1 159.7	1 223.1	4 715.6	1 058.3	1 042.8

Fine Paper	3 670.4	909.2	873.6	832.4	812.2	3 427.4	852.3	793.9

Merchants	840.3	211.7	183.4	155.8	169.7	720.6	176.1	155.4

Other	-421.3	-94.7	-68.7	-62.5	-63.6	-289.5	-72.0	-69.0

Paper Product Area	9 503.8	2 215.6	2 131.7	2 085.4	2 141.4	8 574.1	2 014.7	1 923.1

Packaging Product Area	2 671.1	681.3	696.4	675.9	666.6	2 720.2	699.0	711.4

Timber Products	1 180.5	286.1	320.8	314.1	314.2	1 235.2	316.5	385.6

Forest Operations	1 825.6	497.9	479.2	464.7	516.9	1 958.7	534.2	526.7

Other	-476.0	-132.6	-124.6	-135.8	-138.3	-531.3	-143.5	-149.9

Forest Products Product Area	2 530.1	651.4	675.4	643.0	692.8	2 662.6	707.2	762.4

Other	-1 196.2	-319.4	-270.5	-295.7	-288.7	-1 174.3	-321.8	-339.9

Total	13 508.8	3 228.9	3 233.0	3 108.6	3 212.1	12 782.6	3 099.1	3 057.0

Operating Profit by Product Area excluding Non-recurring Items and Goodwill

EUR million	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03	Q2/03

Publication Paper	855.7	104.4	63.4	84.1	68.2	320.1	36.4	-5.2

Fine Paper	396.5	95.1	78.1	75.6	54.9	303.7	81.3	40.9

Merchants	-7.2	-1.0	1.9	1.2	3.4	5.5	1.5	-1.2

Paper Product Area	1 245.0	198.5	143.4	160.9	126.5	629.3	119.2	34.5

Packaging Product Area	344.2	98.6	65.7	110.8	79.6	354.7	90.5	66.6

Timber Products	12.6	11.2	14.1	9.7	11.8	46.8	7.3	15.2

Forest Operations	88.1	23.4	25.7	25.3	21.9	96.3	34.7	34.0

Forest Products Product Area	100.7	34.6	39.8	35.0	33.7	143.1	42.0	49.2

Other	-43.2	-16.6	-17.5	-9.3	-8.4	-51.8	-8.5	-15.6

Amortisation on consolidation goodwill	-151.5	-41.1	-41.2	-42.0	-24.5	-148.8	-32.1	-28.0

Operating Profit excl. non-recurring Items	1 495.2	274.0	190.2	255.4	206.9	926.5	211.1	106.7

Non-recurring items	-8.3	—	51.6	-1 229.5	99.8	-1 078.1	—	—

Operating Profit Total (IAS)	1 486.9	274.0	241.8	-974.1	306.7	-151.6	211.1	106.7

Net financial items	-343.5	-45.2	-44.0	-56.2	-60.8	-206.2	-81.3	-11.3

Share of results of associated companies	79.6	11.7	8.4	-2.4	-3.1	14.6	-0.5	-8.5

Profit Before Tax and Minority Interests	1 223.0	240.5	206.2	-1 032.7	242.8	-343.2	129.3	86.9

Income tax expense	-299.6	-79.4	-68.3	36.6	232.0	120.9	-40.8	-28.3

Profit after Tax	923.4	161.1	137.9	-996.1	474.8	-222.3	88.5	58.6

Minority interests	2.9	-0.1	0.1	-2.6	2.7	0.1	-3.2	-2.3

Net Profit for the Period	926.3	161.0	138.0	-998.7	477.5	-222.2	85.3	56.3

Operating Profit by Product Area

EUR million	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03	Q2/03

Publication Paper	785.8	85.5	45.3	-970.5	83.5	-756.2	28.5	-13.4

Fine Paper	330.7	80.2	63.5	-117.5	47.1	73.3	70.4	30.3

Merchants	-10.0	-1.7	-25.2	0.8	1.5	-24.6	0.9	-1.7

Paper Product Area	1 106.5	164.0	83.6	-1 087.2	132.1	-707.5	99.8	15.2

Packaging Product Area	333.5	96.3	58.3	108.8	78.3	341.7	84.0	65.1

Timber Products	5.2	7.9	9.4	6.5	8.6	32.4	3.3	9.1

Forest Operations	88.1	23.4	25.7	25.3	47.8	122.2	34.7	34.0

Forest Products Product Area	93.3	31.3	35.1	31.8	56.4	154.6	38.0	43.1

Other	-46.4	-17.6	64.8	-27.5	39.9	59.6	-10.7	-16.7

Operating Profit Total	1 486.9	274.0	241.8	-974.1	306.7	-151.6	211.1	106.7

Net financial items	-343.5	-45.2	-44.0	-56.2	-60.8	-206.2	-81.3	-11.3

Share of results of associated companies	79.6	11.7	8.4	-2.4	-3.1	14.6	-0.5	-8.5

Profit Before Tax and Minority Interests	1 223.0	240.5	206.2	-1 032.7	242.8	-343.2	129.3	86.9

Income tax expense	-299.6	-79.4	-68.3	36.6	232.0	120.9	-40.8	-28.3

Profit after Tax	923.4	161.1	137.9	-996.1	474.8	-222.3	88.5	58.6

Minority interests	2.9	-0.1	0.1	-2.6	2.7	0.1	-3.2	-2.3

Net Profit for the Period	926.3	161.0	138.0	-998.7	477.5	-222.2	85.3	56.3

Stora Enso shares

Closing price	Helsinki, EUR		Stockholm, SEK		New York, USD

	Series A	Series R	Series A	Series R	ADRs

April	10.00	9.74	89.00	89.50	10.88

May	9.10	8.85	82.50	82.00	10.68

June	9.70	9.73	90.50	88.50	11.29

Trading volume	Helsinki		Stockholm		New York

	Series A	Series R	Series A	Series R	ADRs

April	87 430	72 374 632	843 653	28 160 078	1 103 500

May	51 547	56 307 292	453 023	27 720 622	2 300 600

June	47 306	57 455 391	302 934	24 681 750	1 031 800

Total	186 283	186 137 315	1 599 610	80 562 450	4 435 900

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information

Interim Review for January – September 2003 23 October 2003

Results for 2003	4 February 2004

Interim Review for January – March 2004	28 April 2004

Interim Review for January – June 2004	28 July 2004

Interim Review for January – September 2004	27 October 2004

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to differ materially from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: July 25, 2003